BANK OF MONTREAL
Corporate Secretary’s Department
21st Floor, 100 King Street West
First Canadian Place
Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786
Fax:            (416) 867-6793
E-mail:        sharon.sandall@bmo.com

December 12, 2005
Alberta Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon
Toronto Stock Exchange – Advisory Affairs Division
The Canadian Depository for Securities Ltd. (By Fax)
Dear Sirs/Madams:
Annual Meeting — Bank of Montreal
     As required under National Instrument 54-101 (NI 54-101), Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following:

Date of Annual Meeting of Shareholders	March 2, 2006
Record Date for Notice and Voting	January 12, 2006
Beneficial Ownership Determination Date	January 12, 2006
Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares
Special Meeting (as defined in NI 54-101)	No
          Yours truly,
          /s/   Sharon Sandall
          Senior Assistant Secretary and
          Shareholder Services Manager